Exhibit 99.1

Company Contact: Tony Trunzo +1 503.498.3547 www.flir.com

FLIR Systems Announces Agreement to Acquire ICx Technologies

PORTLAND, OR – August 16, 2010 – FLIR Systems, Inc. (NASDAQ:FLIR) announced today that it has entered into a definitive merger agreement pursuant to which it has agreed to acquire ICx Technologies, Inc. (NASDAQ:ICXT) for an aggregate cash purchase price of approximately $274 million. As of June 30th, ICx had a cash balance of approximately $38 million.

Under the terms of the merger agreement, a subsidiary of FLIR will commence a cash tender offer to purchase all of the outstanding shares of ICx common stock for $7.55 per share in cash and will acquire any ICx shares not purchased in the tender offer in a second-step merger at the same price per share paid in the tender offer. The tender offer is conditioned on the tender of at least a majority of the outstanding shares of ICx common stock, calculated on a fully diluted basis, and other customary closing conditions. Wexford Capital LP and its affiliates, which together own approximately 62% of the outstanding shares of ICx common stock, have entered into a tender and support agreement whereby they have agreed to tender all of their shares in the tender offer, subject to the ICx Board of Directors’ continued recommendation of the transaction. The boards of directors of FLIR and ICx have approved the merger agreement.

ICx is a leading provider of integrated advanced sensing technologies for homeland security, force protection and critical infrastructure applications. ICx has established a technology leadership position across a wide spectrum of detection and surveillance technologies, supported by a robust intellectual property portfolio. For the twelve months ended June 30, 2010, ICx reported revenue of approximately $168 million.

The acquisition expands FLIR’s capabilities into advanced sensors for chemical, biological, radiological, nuclear, and explosives (CBNRE) detection for defense and homeland security markets. The acquisition also enhances FLIR’s existing intelligence surveillance and reconnaissance product suite through the addition of ICx’s advanced radars and integrated platforms. Upon closing of the transaction, ICx’s operations will be integrated into FLIR’s Government Systems Division.

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FLIR Systems Announces Agreement to Acquire ICx Technologies

August 16, 2010

“We are pleased to announce this compelling transaction and intend to work diligently towards its consummation,” commented Earl Lewis, President and CEO of FLIR. “The transaction presents an attractive opportunity to add ICx’s market leading CBRNE technologies to FLIR’s product portfolio and leverage FLIR’s global infrastructure to reduce costs and drive growth. We look forward to welcoming ICx’s employees to FLIR.”

The transaction is expected to close in the fourth quarter 2010 subject to customary closing conditions, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. FLIR expects to fund the purchase price from available cash resources and anticipates that this transaction will be neutral to 2010 earnings, excluding transaction costs and one-time charges, and accretive in subsequent years.

Conference Call

FLIR has scheduled a conference call at 9:00 am ET today. A simultaneous webcast will be available from the Investor Relations link at www.FLIR.com. A replay will be available after 11:00 am ET at this same internet address. For a telephone replay, dial (800) 642-1687, Conference ID 94898366 after 11:00 am ET.

About FLIR Systems

FLIR Systems, Inc. is a world leader in the design, manufacture, and marketing of thermal imaging and stabilized camera systems for a wide variety of thermography and imaging applications including condition monitoring, research and development, manufacturing process control, airborne observation and broadcast, search and rescue, drug interdiction, surveillance and reconnaissance, navigation safety, border and maritime patrol, environmental monitoring and ground-based security. Visit the Company’s web site at www.FLIR.com.

About ICx Technologies

ICx Technologies is a leader in the development and integration of advanced sensor technologies for homeland security, force protection and commercial applications. Its proprietary sensors detect and identify chemical, biological, radiological, nuclear and explosive threats, and deliver superior awareness and actionable intelligence for wide-area surveillance, intrusion detection and facility security.

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FLIR Systems Announces Agreement to Acquire ICx Technologies

August 16, 2010

Forward-Looking Statements

This press release contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, the statements by Earl Lewis and the statements regarding the expansion of FLIR’s capabilities, the ability to reduce costs and drive growth, and the expectation that the transaction will be neutral to 2010 earnings and accretive in subsequent years. Such statements are based on current expectations, estimates and projections about the Company’s and ICx’s business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including the following: the tender of a majority of the outstanding shares of common stock of ICx, calculated on a fully diluted basis, the possibility that the transaction will not close or that the closing may be delayed, the possibility that the Company will experience difficulties in the integration of the operations, employees, strategies, technologies and products of ICx if the transaction does close, the potential inability to realize expected benefits and synergies, changes in demand for the Company’s or ICx’s products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing, constraints on supplies of critical components, excess or shortage of production capacity, the ability of the Company to manufacture and ship products in the time period required, actual purchases under agreements, and other risks discussed from time to time in the Company’s and ICx’s respective Securities and Exchange Commission filings and reports. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions. Such forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release.

Important Additional Information

The tender offer (the “Offer”) described in this press release for all of the outstanding shares of common stock of ICx has not yet commenced. FLIR and its wholly-owned subsidiary Indicator Merger Sub, Inc. (“Indicator Merger Sub”) intend to file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”). This press release is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of ICx, nor is it a substitute for the Tender Offer Documents. Investors and ICx stockholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by ICx with the SEC, and other relevant materials when they become available, as they will contain important information.

Investors and ICx stockholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to Indicator Merger Sub at FLIR Systems, Inc., 27700 SW Parkway Avenue, Wilsonville, Oregon 97070. Investors and ICx stockholders may also read and copy any reports, statements and other information filed by FLIR, Indicator Merger Sub or ICx with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

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